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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   -----------


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              ESS TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269151 10 6
                 ----------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 269151 10 6
          --------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ANNIE M.H. CHAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  [ ]
                                                                  (b)  [X] (1)
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    10,001,452 as of December 31, 2001
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   10,001,452 as of December 31, 2001
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,130,152 as of December 31, 2001 (2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions):                                        [X]

          814,576 shares held in a trust for the benefit of Edward Y.C. Chan, an adult son of the Chans.
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          28.1% BASED ON 43,202,688 TOTAL SHARES OUTSTANDING AS OF DECEMBER 31, 2001.
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------


--------------

(1) Ms. Annie M.H. Chan and Mr. Fred S.L. Chan are married to each other.

(2) Includes 38,988 shares held by Fred S.L. Chan. This amount also includes 6,077,977 shares held by the Annie M.H. Chan Living Trust. This amount also includes 814,578 shares held by a trust benefiting David Y.W. Chan (the "David Chan Trust"), 280,000 shares held by a trust benefiting Michael Y.J. Chan (the "Michael Chan Trust") and 1,771,800 shares held by the Shiu Leung Chan & Annie M.H. Chan Gift Trust, a trust benefiting David Chan, Edward Chan and Michael Chan jointly. David, Edward and Michael Chan are sons of Fred S.L. Chan and Annie M.H. Chan. Mee Sim Chan Lee and Sung Kook Kim are trustees of the three above-mentioned trusts. In addition, Myong Shin Kim is a trustee of the David Chan Trust and the Michael Chan Trust. This amount also includes 3,905,975 shares held by Annie M.H. Chan, of which 2,000,000 shares are subject to forward sales contracts as to which Ms. Chan has voting, but not dispositive power. Includes options exercisable within 60 days of December 31, 2001 held by Mr. Chan to purchase 273,334 shares of ESS common stock and options exercisable within 60 days of December 31, 2001 held by Ms. Chan to purchase 17,500 shares of ESS common stock.

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CUSIP NO. 269151 10 6
          --------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          FRED S.L. CHAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [ ]
                                                                    (b)  [X] (1)

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    312,322 as of December 31, 2001
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   312,322 as of December 31, 2001
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,130,152 as of December 31, 2001 (2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES (See Instructions):                                         [X]

          814,576 SHARES HELD IN A TRUST FOR THE BENEFIT OF EDWARD Y.C. CHAN, AN ADULT SON OF THE CHANS.
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          28.1% BASED ON 43,202,688 TOTAL SHARES OUTSTANDING AS OF
          DECEMBER 31, 2001.
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------


----------

(1) Mr. Fred S.L. Chan and Ms. Annie M.H. Chan are married to each other.

(2) Includes 38,988 shares held by Fred S.L. Chan. This amount also includes 6,077,977 shares held by the Annie M.H. Chan Living Trust. This amount also includes 814,578 shares held by a trust benefiting David Y.W. Chan (the "David Chan Trust"), 280,000 shares held by a trust benefiting Michael Y.J. Chan (the "Michael Chan Trust") and 1,771,800 shares held by the Shiu Leung Chan & Annie M.H. Chan Gift Trust, a trust benefiting David Chan, Edward Chan and Michael Chan jointly. David, Edward and Michael Chan are sons of Fred S.L. Chan and Annie M.H. Chan. Mee Sim Chan Lee and Sung Kook Kim are trustees of the three above-mentioned trusts. In addition, Myong Shin Kim is a trustee of the David Chan Trust and the Michael Chan Trust. This amount also includes 3,905,975 shares held by Annie M.H. Chan, of which 2,000,000 shares are subject to forward sales contracts as to which Ms. Chan has voting, but not dispositive power. Includes options exercisable within 60 days of December 31, 2001 held by Mr. Chan to purchase 273,334 shares of ESS common stock and options exercisable within 60 days of December 31, 2001 held by Ms. Chan to purchase 17,500 shares of ESS Technology's common stock.

ITEM 1(a).    NAME OF ISSUER:

              ESS Technology, Inc.
              ------------------------------------------------------------------

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              48401 Fremont Blvd., Fremont, California 94538
              ------------------------------------------------------------------

ITEM 2(a).    NAME OF PERSON FILING:

              Annie M.H. Chan and Fred S.L. Chan
              ------------------------------------------------------------------

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              48401 Fremont Blvd., Fremont, California 94538
              ------------------------------------------------------------------

ITEM 2(c).    CITIZENSHIP:

              U.S.A.
              ------------------------------------------------------------------

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, no par value
              ------------------------------------------------------------------

ITEM 2(e).    CUSIP NUMBER:

              269151 10 6
              ------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), 13d-2(B) OR 13d-2(C), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


        (a) Amount Beneficially Owned:

            12,130,152 as of December 31, 2001
            --------------------------------------------------------------------

        (b) Percent of Class:

            28.1% BASED ON 43,202,688 TOTAL SHARES OUTSTANDING AS OF
            DECEMBER 31, 2001.
            --------------------------------------------------------------------


        (c) Number of shares as to which such person has:

            (i)     Sole power to vote or to direct the vote of
                          Annie M.H. Chan: 10,001,452 as of December 31, 2001 Fred S.L. Chan: 312,322 as of December 31, 2001

            --------------------------------------------------------------------
            (ii) Shared power to vote or to direct the vote of Annie M.H. Chan is 0; Fred S.L. Chan is 0


            (iii)   Sole power to dispose or to direct the disposition of
                          Annie M.H. Chan: 10,001,452 as of December 31, 2001 Fred S.L. Chan: 312,322 as of December 31, 2001

            --------------------------------------------------------------------
            (iv) Shared power to dispose or to direct the disposition of Annie M.H. Chan is 0; Fred S.L. Chan is 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        N//A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        See footnote (2).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        N/A

ITEM 10. CERTIFICATION.

        N/A

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2002


                                           By: /s/  Annie M.H. Chan
                                               --------------------------------
                                                    Annie M.H. Chan



Dated: February 14, 2002
                                           By: /s/  Fred S.L. Chan
                                               --------------------------------
                                                    Fred S.L. Chan

                                 EXHIBIT INDEX

Exhibit A   Joint Filing Agreement, dated February 14, 2002 by and between Annie
            M.H. Chan and Fred S.L. Chan.

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G/A (Amendment No.
1) dated February 14, 2002 with respect to the Common Stock of ESS Technology, Inc. and any amendments thereto (including amendments on Schedule 13G) is signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 14, 2002                       By: /s/  Annie M.H. Chan
                                               --------------------------------
                                                        Annie M.H. Chan



Dated: February 14, 2002                       By: /s/  Fred S.L. Chan
                                               --------------------------------
                                                        Fred S.L. Chan